Exhibit 99.4

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at September 30, 2025 and December 31, 2024

and for the three and nine month periods ended

September 30, 2025 and 2024

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Loss

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue (Note 3)	$523.9	$600.3	$1,630.7	$1,871.4
Operating expenses
Cost of sales (Note 4)	$640.8	$647.2	$1,910.7	$1,866.4
Administrative and selling expenses (Note 5)	31.2	36.7	93.1	98.0
Impairment loss (Note 11)	503.4	—	503.4	—

Loss from operations	$(651.5)	$(83.6)	$(876.5)	$(93.0)

Other (income) and expenses
Finance income	$(1.1)	$(7.0)	$(6.4)	$(13.6)
Finance costs (Note 6)	17.0	19.2	53.3	45.3
Interest on pension and other post-employment benefit obligations	4.0	5.3	11.9	15.6
Foreign exchange (gain) loss	(14.3)	9.6	18.1	(13.0)
Other income (Note 25)	—	(32.1)	(50.0)	(32.1)
Change in fair value of warrant liability (Note 26)	(11.9)	27.3	(46.4)	(3.6)
Change in fair value of earnout liability (Note 27)	(3.0)	5.4	(6.1)	(0.5)
Change in fair value of share-based compensation liability (Note 28)	(11.4)	12.5	(21.7)	1.9

	$(20.7)	$40.2	$(47.3)	$(0.0)

Loss before income taxes	$(630.8)	$(123.8)	$(829.2)	$(93.0)
Income tax recovery (Note 19)	(145.7)	(17.2)	(209.0)	(20.5)

Net loss	$(485.1)	$(106.6)	$(620.2)	$(72.5)

Net loss per common share
Basic and diluted (Note 22)	$(4.46)	$(0.98)	$(5.71)	$(0.67)

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars
Net loss	$(485.1)	$(106.6)	$(620.2)	$(72.5)
Other comprehensive (loss) income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange gain (loss) on translation to presentation currency	$23.3	$(20.0)	$(52.0)	$30.6
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and nine months ended September 30, 2025 and for the three and nine months ended September 30, 2024 (Notes 17, 18)	$37.9	$(8.0)	$40.1	$21.9

	$61.2	$(28.0)	$(11.9)	$52.5

Total comprehensive loss	$(423.9)	$(134.6)	$(632.1)	$(20.0)

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2025	December 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$4.5	$266.9
Restricted cash (Note 7)	0.1	0.1
Taxes receivable (Note 8)	101.3	84.3
Accounts receivable, net (Note 9)	255.8	227.6
Inventories (Note 10)	790.0	879.2
Prepaid expenses and deposits	23.5	42.8
Other assets	5.7	5.5

Total current assets	$1,180.9	$1,506.4

Non-current
Property, plant and equipment, net (Note 11)	$1,238.6	$1,662.7
Intangible assets, net	0.3	0.5
Other assets	15.8	16.6

Total non-current assets	$1,254.7	$1,679.8

Total assets	$2,435.6	$3,186.2

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 12)	$101.0	$0.4
Accounts payable and accrued liabilities (Note 13)	313.0	319.1
Taxes payable and accrued taxes (Note 14)	62.4	41.6
Current portion of other long-term liabilities	4.8	3.2
Current portion of governmental loans (Note 16)	10.3	25.0
Current portion of environmental liabilities	3.4	4.2
Warrant liability (Note 26)	5.2	52.2
Earnout liability (Note 27)	3.2	10.1
Share-based payment compensation liability (Note 28)	12.3	34.5

Total current liabilities	$515.6	$490.3

Non-current
Senior secured lien notes (Note 15)	$483.6	$498.4
Long-term governmental loans (Note 16)	149.2	133.6
Accrued pension liability (Note 17)	138.8	178.3
Accrued other post-employment benefit obligation (Note 18)	203.5	206.2
Other long-term liabilities	34.3	26.7
Environmental liabilities	36.2	33.3
Deferred income tax liabilities	—	110.9

Total non-current liabilities	$1,045.6	$1,187.4

Total liabilities	$1,561.2	$1,677.7

Shareholders’ equity
Capital stock (Note 21)	$975.5	$974.8
Accumulated other comprehensive income	427.7	439.6
(Deficit) retained earnings	(533.2)	102.0
Contributed surplus (deficit)	4.4	(7.9)

Total shareholders’ equity	$874.4	$1,508.5

Total liabilities and shareholders’ equity	$2,435.6	$3,186.2

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed (deficit) surplus	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit obligation	Accumulated other compre- hensive income	(Deficit) retained earnings	Total Shareholders’ equity
Balance at December 31, 2024	$974.8	$(7.9)	$197.5	$242.1	$439.6	$102.0	$1,508.5
Net loss	—	—	—	—	—	(620.2)	(620.2)
Other comprehensive (loss) income	—	—	(52.0)	40.1	(11.9)	—	(11.9)
Issuance of performance and restricted share units (Note 30)	—	10.9	—	—	—	—	10.9
Issuance of deferred share units (Note 30)	—	1.4	—	—	—	—	1.4
Issuance of capital stock (Notes 21, 27)	0.7	—	—	—	—	—	0.7
Dividend equivalent on earnout rights	—	—	—	—	—	(0.2)	(0.2)
Dividends paid (Note 31)	—	—	—	—	—	(14.8)	(14.8)

Balance at September 30, 2025	$975.5	$4.4	$145.5	$282.2	$427.7	$(533.2)	$874.4

Balance at December 31, 2023	963.2	(17.4)	74.3	152.9	227.2	267.7	1,440.7
Net loss	—	—	—	—	—	(72.5)	(72.5)
Other comprehensive income	—	—	30.6	21.9	52.5	—	52.5
Issuance of performance and restricted share units (Note 30)	—	8.0	—	—	—	—	8.0
Issuance of deferred shared units (Note 30)	—	1.7	—	—	—	—	1.7
Issuance of capital stock (Notes 27, 28)	5.3	(0.3)	—	—	—	—	5.0
Dividend equivalent on earnout rights	—	—	—	—	—	(0.3)	(0.3)
Dividends paid (Note 31)	—	—	—	—	—	(21.3)	(21.3)

Balance at September 30, 2024	$968.5	$(8.0)	$104.9	$174.8	$279.7	$173.6	$1,413.8

See accompanying notes to the consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
expressed in millions of Canadian dollars
Operating activities
Net loss	$(485.1)	$(106.6)	$(620.2)	$(72.5)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	43.4	36.3	116.6	104.3
Deferred income tax (recovery) expense (Note 19)	(105.3)	8.7	(106.8)	(1.8)
Pension funding in excess of expense	(3.1)	(2.8)	(8.2)	(5.9)
Post-employment benefit funding in excess of expense	(2.2)	(2.3)	(5.6)	(6.1)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(3.6)	3.0	5.7	(5.1)
post-employment benefit obligations	(4.1)	3.1	6.9	(5.0)
Finance costs	17.0	19.2	53.3	45.3
Loss on disposal of property, plant and equipment	0.2	—	0.2	1.6
Interest on pension and other post-employment benefit obligations	4.0	5.3	11.9	15.6
Other income	—	(32.1)	(50.0)	(32.1)
Accretion of governmental loans and environmental liabilities	3.3	6.1	12.4	17.8
Unrealized foreign exchange (gain) loss on government loan facilities	(3.2)	2.1	5.1	(2.6)
Increase (decrease) in fair value of warrant liability (Note 26)	(11.9)	27.3	(46.4)	(3.6)
Increase (decrease) in fair value of earnout liability (Note 27)	(3.0)	5.4	(6.1)	(0.5)
Increase (decrease) in fair value of share-based payment compensation liability (Note 28)	(11.4)	12.5	(21.7)	1.9
Impairment loss (Note 11)	503.4	—	503.4	—
Other	2.8	8.7	15.1	8.9

	$(58.8)	$(6.1)	$(134.4)	$60.2
Net change in non-cash operating working capital (Note 23)	(58.2)	31.9	37.1	100.2
Environmental liabilities paid	(0.3)	(0.3)	(0.8)	(1.2)
Insurance proceeds for operating expenses (Note 25)	—	—	35.0	—

Cash (used in) generated by operating activities	$(117.3)	$25.5	$(63.1)	$159.2

Investing activities
Acquisition of property, plant and equipment (Note 11)	$(73.7)	$(89.4)	$(298.1)	$(308.1)
Insurance proceeds for property damage (Note 25)	—	27.9	15.0	27.9

Cash used in investing activities	$(73.7)	$(61.5)	$(283.1)	$(280.2)

Financing activities
Bank indebtedness advanced (repaid), net (Note 12)	$83.4	$—	$99.4	$(5.1)
Restricted cash	—	3.8	—	3.8
Senior secured lien notes issued, net of underwriter fees (Note 15)	—	—	—	472.6
Transaction costs on senior secured lien notes (Note 15)	—	—	—	(4.1)
Governmental loans received (Note 16)	—	12.9	16.3	42.9
Governmental grants received (Note 11)	21.3	—	21.3	—
Repayment of governmental loans (Note 16)	(1.4)	(2.5)	(13.9)	(7.5)
Interest paid	(0.6)	—	(25.1)	(0.2)
Dividends paid (Note 31)	—	(14.2)	(14.8)	(21.3)
Other	9.8	0.9	11.3	—

Cash generated by financing activities	$112.5	$0.9	$94.5	$481.1

Effect of exchange rate changes on cash	$0.5	$(6.3)	$(10.7)	$(2.8)
Cash
(Decrease) increase in cash	(78.0)	(41.4)	(262.4)	357.3
Opening balance	82.5	493.4	266.9	94.7

Ending balance (Note 7)	$4.5	$452.0	$4.5	$452.0

See accompanying notes to the consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at September 30, 2025 and December 31, 2024 and for the three and nine month periods ended September 30, 2025 and 2024 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”), as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the nine month period ended December 31, 2024 and the year ended March 31, 2024. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the nine month period ended December 31, 2024 and the year ended March 31, 2024.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on October 28, 2025.

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 4 to the Company’s annual consolidated financial statements for the nine month period ended December 31, 2024 and year ended March 31, 2024. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

For reporting purposes, the condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive (loss) income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.

Equity transactions, as disclosed in Note 21, are translated at the historical exchange rates. The resulting net translation adjustment has been recorded in other comprehensive (loss) income for the year.

Standards and Interpretations issued and not yet adopted

Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1, Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact on the condensed interim consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive (loss) income. The amendments apply to annual reporting periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the impact on the condensed interim consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	REVENUE

The Company is viewed as a single reportable segment involving steel production for purposes of internal performance measurement and resource allocation. The Chief Executive Officer is the Chief Operating Decision Maker.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total revenue is comprised of:
Sheet & Strip	$326.5	$427.4	$1,046.5	$1,370.2
Plate	146.8	111.2	423.6	333.7
Slabs	—	0.4	0.8	0.6
Freight	38.8	46.6	134.6	140.1
Non-steel revenue	11.8	14.7	25.2	26.8

	$523.9	$600.3	$1,630.7	$1,871.4

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$234.5	$228.8	$707.5	$645.2
Sales to customers in the United States	282.2	362.4	904.0	1,201.3
Sales to customers in the rest of the world	7.2	9.1	19.2	24.9

	$523.9	$600.3	$1,630.7	$1,871.4

For the three month period ended September 30, 2025, sales of $61.0 million to one customer represented greater than 10% of total revenue. For the nine month period ended September 30, 2025, sales to any one customer did not represent greater than 10% of total revenue. For the three and nine month periods ended September 30, 2024, sales of $77.2 million and $212.3 million, respectively, to one customer represented greater than 10% of total revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total cost of sales is comprised of:
Cost of steel revenue	$500.5	$585.9	$1,586.6	$1,699.5
Cost of steel tariffs	89.7	—	164.3	—
Cost of freight revenue	38.8	46.6	134.6	140.1
Cost of non-steel revenue	11.8	14.7	25.2	26.8

	$640.8	$647.2	$1,910.7	$1,866.4

Inventories recognized as cost of sales:	$602.0	$600.6	$1,776.1	$1,726.3

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$14.8	$—	$14.8	$10.3

Depreciation included in cost of steel revenue for the three and nine month periods ended September 30, 2025 was $43.2 million and $116.0 million, respectively. Depreciation included in cost of steel revenue for the three and nine month periods ended September 30, 2024 was $36.1 million and $103.8 million, respectively. Wages and benefits included in cost of steel revenue for the three and nine month periods ended September 30, 2025 was $84.0 million and $257.4 million, respectively. Wages and benefits included in cost of steel revenue for the three and nine month periods ended September 30, 2024 was $91.5 million and $270.0 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

During the three and nine month periods ended September 30, 2025, total Carbon Tax recognized in cost of sales was $9.5 million and $23.4 million, respectively. During the three and nine month periods ended September 30, 2024, total Carbon Tax recognized in cost of sales was $12.5 million and $28.4 million, respectively.

United States Steel Tariffs

Pursuant to Section 232 of the Trade Expansion Act of 1962, the Unites States imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivative (i.e. “downstream” articles), without exclusions. The tariffs were effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Further, on June 4, 2025, the tariffs were increased to 50% for all steel and aluminum imports to the United States. Tariff costs of $89.7 million and $164.3 million were included in Cost of Sales for the three and nine month periods ended September 30, 2025, respectively (nil for the three and nine month periods ended September 30, 2024).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	ADMINISTRATIVE AND SELLING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Administrative and selling expense is comprised of:
Personnel expenses	$9.7	$10.4	$29.4	$33.6
Share-based compensation expense	5.2	7.9	12.5	10.0
Professional, consulting, legal and other fees	3.2	4.6	10.4	13.8
Insurance	9.4	9.2	27.1	22.1
Software licenses	1.6	1.6	5.1	5.5
Allowance for doubtful accounts	—	(0.1)	0.2	2.5
Amortization of intangible assets and non-producing assets	0.2	0.1	0.6	0.3
Other administrative and selling	1.9	3.0	7.8	10.2

	$31.2	$36.7	$93.1	$98.0

6.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Finance costs are comprised of:
Interest on senior secured lien notes (Note 15)	$10.8	$11.0	$32.5	$21.3
Interest on financing arrangement	0.6	0.2	1.0	0.6
Revaluation of discount rate for environmental liabilities	—	2.1	1.1	5.9
Other interest expense	0.5	0.7	2.9	2.1
Revolving Credit Facility fees	0.6	0.6	2.1	2.2
Interest on the Revolving Credit Facility (Note 12)	0.6	—	0.7	—
Unwinding of issuance costs of debt facilities (Note 12, 15, 16) and accretion of governmental loan benefits and discounts on environmental liabilities	3.9	4.6	13.0	13.2

	$17.0	$19.2	$53.3	$45.3

7.	CASH AND RESTRICTED CASH

At September 30, 2025, the Company had $4.5 million of cash (December 31, 2024 – $266.9 million) and restricted cash of $0.1 million (December 31, 2024 – $0.1 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both September 30, 2025 and December 31, 2024.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	TAXES RECEIVABLE

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Sales taxes receivable	$4.6	$27.7
Income taxes receivable	96.7	56.6

	$101.3	$84.3

9.	ACCOUNTS RECEIVABLE, NET

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Trade accounts receivable	$238.2	$222.5
Allowance for doubtful accounts	(8.8)	(8.8)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	20.0	6.7
Northern Industrial Electricity Rate program rebate receivable	2.2	2.6
Other accounts receivable	4.2	4.6

	$255.8	$227.6

Allowance for doubtful accounts

Balance at March 31, 2024	$(3.1)
Adjustment to expected credit loss	(5.7)

Balance at December 31, 2024	$(8.8)
Adjustment to expected credit loss	—

Balance at September 30, 2025	$(8.8)

10.	INVENTORIES

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Raw materials and consumables	$522.3	$637.8
Work in progress	176.1	147.0
Finished goods	91.6	94.4

	$790.0	$879.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Freehold land	$4.9	$7.1
Buildings	34.6	53.6
Machinery and equipment	578.7	765.2
Computer hardware	4.4	5.8
Right-of-use assets	4.0	6.4
Property under construction	612.0	824.6

	$1,238.6	$1,662.7

Impairment of property, plant and equipment

During the three and nine month periods ended September 30, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The carrying value of the net assets of the Company exceeded its market capitalization on September 30, 2025 and Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry were the two indicators identified. The Company performed an impairment test to determine whether the recoverable amount of the CGU was greater than its carrying amount. The recoverable amount was calculated based on its value-in-use (“VIU”), determined using the income approach based on discounted cash flows projected over a period of six years. A terminal growth rate was determined and applied to the projected future cash flows after the sixth year of 2.5%. The present value of the expected cash flows from the CGU are determined by applying a suitable discount rate reflecting current market assessments of the time value of money and the risks specific to the CGU.

The following key assumptions were used in calculating the projected cash flows:

•	Probability weighted scenarios for tariff costs were considered with the tariff rate remaining at 50% in the near to mid-term and continuing indefinitely at a lower rate in the longer term;

•	U.S. shipment volume significantly lower than the Company’s historical U.S. shipment volume in the near to mid-term;

•

Total shipment volume significantly lower compared to the Company’s historical total shipment volume in the near to mid-term, specifically for sheet product, and returning to the Company’s historic capacity in the longer term; and

•

Cash flows discounted at an after-tax discount rate of 15.0% based on the Company’s weight average cost of capital and risks specific to the CGU. For the three and six month period ended June 30, 2025, cash flows were discounted at an after-tax discount rate of 13.7%.

As a result of the impairment test, the Company determined that the carrying amount of $2,413.4 million exceeded the Company’s recoverable amount of $1,910.0 million and an impairment loss totalling $503.4 million was recorded in the condensed interim consolidated statements of net loss. The impairment loss was allocated to property, plant, equipment and intangible assets pro rata on the basis of the carrying amount of each asset as follows:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Allocation of impairment loss:
Freehold land	$2.0
Buildings	13.9
Machinery and equipment	233.9
Computer hardware	1.8
Right-of-use assets	1.6
Property under construction	250.1
Intangible assets	0.1

$503.4

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Effective October 1, 2023, the Company reduced the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking operations to be fully depreciated by December 31, 2029. Effective September 28, 2025, the Company further reduced the useful lives of these assets as a result of the Company’s Board of Directors approving an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. The useful lives of blast furnace and basic oxygen steelmaking assets have been reduced to be fully depreciated by December 31, 2025. At September 30, 2025, the net book value of these assets total $234.3 million.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment for the three and nine month periods ended September 30, 2025 was $47.9 million and $126.8 million, respectively. Depreciation of property, plant and equipment for the three and nine month periods ended September 30, 2024 was $35.5 million and $105.4 million, respectively. Depreciation included in inventories at September 30, 2025, amounted to $25.2 million (September 30, 2024 - $14.9 million).

Acquisitions and disposals

During the three month period ended September 30, 2025, property, plant and equipment were acquired at an aggregate net cost of $52.6 million; comprised of property, plant and equipment acquired with a total cost of $73.7 million, against which the Company recognized benefits totalling $21.1 million in respect of the governmental loans and grants. During the three month period ended September 30, 2024, property, plant and equipment were acquired at an aggregate net cost of $80.5 million; comprised of property, plant and equipment acquired with a total cost of $89.4 million, against which the Company recognized benefits totalling $8.9 million in respect of the governmental loans.

During the nine month period ended September 30, 2025, property, plant and equipment were acquired at an aggregate net cost of $266.2 million; comprised of property, plant and equipment acquired with a total cost of $298.1 million, against which the Company recognized benefits totalling $31.9 million in respect of the governmental loans and grants. During the nine month period ended September 30, 2024, property, plant and equipment were acquired at an aggregate net cost of $277.2 million; comprised of property, plant and equipment acquired with a total cost of $308.8 million, against which the Company recognized benefits totalling $31.6 million in respect of the governmental loans.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

During the three and nine month periods ended September 30, 2025, the Company had additions to property under construction for the EAF for an aggregate net cost of $11.1 million and $168.8 million, respectively, including benefits in respect of the governmental loans and grants totalling $21.3 million and $32.1 million, respectively. During the three and nine month periods ended September 30, 2024, the Company had additions to property under construction for the EAF for an aggregate net cost of $52.3 million and $132.4 million, respectively, including benefits in respect of the governmental loans totalling $8.9 million and $30.1 million, respectively.

At September 30, 2025, property under construction includes prepaid progress payments of $1.0 million for the transition from blast furnace steel production to EAF (December 31, 2024 – $210.2 million).

Government Funding Agreements

On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totalling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totalling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement to support the transition from blast furnace steel production to EAF which consists of a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”).

The Company entered into an agreement with the Ministry of the Environment, Conservation and Parks on July 14, 2025 under Ontario’s Ministry of Environment, Conservation and Parks Emissions Performance Program for maximum funding of $56.9 million for reimbursement of eligible expenditures incurred in construction of the EAF, with an initial advance of $21.3 million received July 31, 2025. This funding was recorded as a reduction in property under construction for the EAF.

12.	BANK INDEBTEDNESS

The Company increased its traditional asset-based revolving credit facility (“Revolving Credit Facility”) from US $300.0 million to US $375.0 million on September 12, 2025, maturing May, 2028. The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and the rest of the Company’s assets. The Revolving Credit Facility contains a customary springing fixed charge coverage ratio when availability falls below a certain ratio. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.

At September 30, 2025, the Company had drawn $101.0 million (US $72.6 million), and there was $332.6 million (US $238.9 million) of unused availability after taking into account $88.4 million (US $63.5 million) of outstanding letters of credit, and borrowing base reserves. At December 31, 2024, the Company had drawn $0.4 million (US $0.3 million), and there was $361.8 million (US $251.4 million) of unused availability after taking into account $69.5 million (US $48.3 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $8.7 million. Transaction costs are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has a maturity date of May 31, 2028. At September 30, 2025, the unamortized transaction costs related to the Revolving Credit Facility were $0.9 million (December 31, 2024 - $1.1 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	BANK INDEBTEDNESS (continued)

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the nine month period ended September 30, 2025 arising from financing activities are presented below:

Balance at December 31, 2024	$0.4
Revolving Credit Facility drawn	131.9
Repayment of Revolving Credit Facility	(32.4)
Foreign exchange	1.1

Balance at September 30, 2025	$101.0

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Accounts payable	$122.4	$146.1
Accrued liabilities	151.7	121.1
Wages and accrued vacation payable	38.9	51.9

	$313.0	$319.1

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Payroll taxes payable	$4.4	$7.0
Sales taxes payable	1.8	1.8
Carbon tax accrual	56.2	32.8

	$62.4	$41.6

15.	SENIOR SECURED LIEN NOTES

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of US $350.0 million of 9.125% Senior Secured Lien Notes (the “Notes”) due April 15, 2029. The Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, and commenced on October 15, 2024.

Prior to the maturity date, the Company can exercise various rights to redeem the Notes in whole or in part at a specific redemption price. In some cases, the redemption of the Notes is only permitted upon the occurrence of a specific event. Management has determined that these optional redemption features of the Notes represent an embedded derivative. At September 30, 2025, a derivative asset totalling $5.9 million is presented in other long-term assets in the condensed interim consolidated statements of financial position (December 31, 2024 - $5.9 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	SENIOR SECURED LIEN NOTES (continued)

Underwriter fees and other transaction costs related to the Notes amounted to $10.1 million. Transaction costs are presented as an offset against the Notes in the condensed interim consolidated statements of financial position, and are being amortized using the effective interest rate method over the life of the facility.

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Senior Secured Lien Notes, due April 15, 2029	$491.3	$507.8
Less: unamortized transaction costs	(7.7)	(9.4)

	$483.6	$498.4

16.	GOVERNMENTAL LOANS

As at,	September 30, 2025	December 31, 2024
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$19.9	$16.6
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	37.5	35.8
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	10.5	9.9
Federal SIF EAF Agreement loan, denominated in Canadian dollars, due January 1, 2030	81.3	71.3

	$149.2	$133.6

Current portion
Federal AMF Loan, denominated in Canadian dollars	$0.3	$10.0
Provincial MENDM Loan, denominated in Canadian dollars	10.0	15.0
	$10.3	$25.0

	$159.5	$158.6

On September 28, 2025, the Company executed binding term sheets to secure $500 million governmental loan comprised of a $400 million loan facility from the Government of Canada under the Large Enterprise Tariff Loan facility and a $100 million loan facility from the Province of Ontario (collectively, the “Facilities”). The Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Notes, with the remaining 80% of the Facilities being unsecured. The Facilities are subject to the issuance of 6.77 million common share purchase warrants, with each warrant being exercisable for one common share of the Company at an exercise price of $11.08 for a ten-year term, vesting proportionately as unsecured draws are made. The Facilities have a seven-year term, with interest at CORRA + 200 bps for three years, stepping up by 200 bps each year thereafter.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	GOVERNMENTAL LOANS (continued)

The exercise price of the warrants is equivalent to the volume-weighted average trading price of the Company’s common shares on the TSX from the completion of its going-public transaction in October 2021 through November 1, 2024, which was prior to the Section 232 tariffs imposed by the U.S. The Facilities include customary positive and negative covenants, including a restriction on capital distributions. At September 30, 2025, no funds have been drawn on these facilities.

On July 17, 2025, the Company amended the interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advancement Manufacturing Fund, and will repay the loan in monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2031.

On August 21, 2025, the Company amended the low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario, and will repay the loan in monthly blended payments of principal and interest on December 31, 2024 and ending on May 31, 2029.

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at December 31, 2024	$31.7	$(26.5)	$21.2	$26.6
Movement in the period	(5.1)	(3.0)	1.7	(6.4)

Balance at September 30, 2025	$26.6	$(29.5)	$22.9	$20.2

Provincial MENDM Loan
Balance at December 31, 2024	$58.8	$(26.4)	$18.5	$50.8
Movement in the period	(8.7)	3.1	2.3	(3.3)

Balance at September 30, 2025	$50.1	$(23.3)	$20.8	$47.5

Federal SIF Loan
Balance at December 31, 2024	$15.0	$(9.2)	$4.1	$9.9
Movement in the period	—	—	0.6	0.6

Balance at September 30, 2025	$15.0	$(9.2)	$4.7	$10.5

Federal SIF EAF Loan
Balance at December 31, 2024	$183.7	$(120.3)	$7.9	$71.3
Movement in the period	16.3	(10.8)	4.5	10.0

Balance at September 30, 2025	$200.0	$(131.1)	$12.4	$81.3

Total, Governmental Loans
Balance at December 31, 2024	$289.3	$(182.4)	$51.7	$158.6
Movement in the period	2.5	(10.7)	9.1	0.9

Balance at September 30, 2025	$291.8	$(193.1)	$60.8	$159.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PENSION BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net loss in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amounts recognized in net loss were as follows:
Current service cost	$3.9	$3.9	$11.7	$12.0
Net interest cost	1.8	2.7	5.4	7.7

	$5.7	$6.6	$17.1	$19.7

Defined benefit costs recognized in:
Cost of sales	$3.5	$3.5	$10.5	$10.8
Administrative and selling expense	0.4	0.4	1.2	1.2
Interest on pension liability	1.8	2.7	5.4	7.7

	$5.7	$6.6	$17.1	$19.7

The amounts recognized in the condensed interim consolidated statements of other comprehensive loss in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amounts recognized in other comprehensive loss, were as follows:
Actuarial gain on accrued pension liability	$(37.9)	$(0.9)	$(36.4)	$(17.9)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net loss in respect of the other post-employment benefit plans are presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amounts recognized in net loss were as follows:
Current service cost	$0.8	$0.8	$2.4	$2.4
Net interest cost	2.2	2.6	6.6	7.9

	$3.0	$3.4	$9.0	$10.3

Post employment benefit costs recognized in:
Cost of sales	$0.7	$0.7	$2.1	$2.1
Administrative and selling expense	0.1	0.1	0.3	0.3
Interest on pension liability	2.2	2.6	6.6	7.9

	$3.0	$3.4	$9.0	$10.3

The amounts recognized in the condensed interim consolidated statements of other comprehensive loss in respect of these other post-employment benefit plans are presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amounts recognized in other comprehensive loss, were as follows:
Actuarial loss (gain) on accrued post-employment benefit liability	$—	$8.9	$(3.7)	$(4.0)

19.	INCOME TAX RECOVERY

The components of income tax recovery for the three and nine month periods ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Income tax recovery recognized in net loss:
Current tax recovery	$(40.3)	$(25.9)	$(102.1)	$(18.7)
Deferred income tax (recovery) expense	(105.4)	8.7	(106.9)	(1.8)

	$(145.7)	$(17.2)	$(209.0)	$(20.5)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires significant quantities of iron ore, coal, oxygen, electricity, and natural gas to support its integrated steel manufacturing operations. Historically, the Company has secured the supply of its principal raw materials under annual and multi-year agreements at negotiated prices, providing assurance of availability and price stability.

On September 28, 2025, in response to the projected tariff situation affecting Canadian steel exports to the United States, the Company’s Board of Directors approved an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. In connection with this plan, the Company issued notices asserting frustration of certain supply agreements for such raw materials due to the effects of extraordinary U.S. trade measures. The Company continues to evaluate supply arrangements and input requirements to support the EAF transition.

Legal Matters

From time to time, in the ordinary course of business, the Company is a defendant or party to various pending or threatened legal proceedings. Although the outcome of such matters cannot be predicted with certainty, management currently believes that the resolution of these ordinary course proceedings, to the extent not covered by insurance or otherwise provided for, will not have a material impact on the Company’s condensed interim consolidated financial statements.

The Company has initiated and is responding to related legal proceedings pertaining to certain supply agreements, including proceedings relating to the Company’s position that certain of those supply agreements have been frustrated as described above. The Company believes that it has legal defenses to claims made against it and intends to aggressively defend its position on these supply agreements. Management continues to monitor these matters and will recognize provisions if and when a present obligation and reliable estimate of loss can be determined.

21.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at December 31, 2024	104,858,802	$974.8
Issuance of capital stock	75,000	0.7

Balance at September 30, 2025	104,933,802	$975.5

During the nine month period ended September 30, 2025, the Company issued 75,000 common shares upon exercise of earnout rights. See Note 27.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	CAPITAL STOCK (continued)

Normal Course Issuer Bid

On September 5, 2024, the Company renewed its normal course issuer bid (the “NCIB”). Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 5,206,153 of its shares, or 5% of its 104,123,072 issued and outstanding shares, as of August 26, 2024, subject to daily maximums of 12,066 shares (which is equal to 25% of 48,264 shares, being the average daily trading volume from February 1, 2024 to July 1, 2024. Further, the Company was authorized to acquire up to a maximum of 1,208,950 of its Warrants, or 5% of its 24,179,000 issued and outstanding Warrants, as of August 26, 2024, subject to daily maximums of 1,000 Warrants (as 25% of 1,059 Warrants, being the average daily trading volume from February 1, 2024 to July 1, 2024, is less than the 1,000 limit). The NCIB expired on September 4, 2025 and the Company had not made any purchases under its renewed NCIB.

22.	NET LOSS PER COMMON SHARE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in millions)
Net loss attributable to ordinary shareholders	$(485.1)	$(106.6)	$(620.2)	$(72.5)
Gain on change in fair value of warrants(i)	—	—	—	—

Net loss attributable to ordinary shareholders (diluted)	$(485.1)	$(106.6)	$(620.2)	$(72.5)

(in millions)
Weighted average common shares outstanding(ii)	108.7	108.5	108.6	108.4
Dilutive effect of warrants, restricted share units and performance share units (i) (ii)	—	—	—	—

Dilutive weighted average common shares outstanding	108.7	108.5	108.6	108.4

Net loss per common share:
Basic and Diluted	$(4.46)	$(0.98)	$(5.71)	$(0.67)

The following table sets forth the computation of basic and diluted net loss per common share:

(i)

As at September 30, 2025, 24,178,999 warrants remain outstanding. For the purposes of determining diluted net loss per common share, net loss for the three and nine month periods ended September 30, 2025 was not adjusted as the warrants were determined to be anti-dilutive. For the purposes of determining diluted net loss per common share, net loss for the three and nine month periods ended September 30, 2024 was not adjusted as the warrants were determined to be anti-dilutive.

(ii)

On March 31, 2023 the Board of Directors granted 457,935 and 404,211 restricted share units (“RSUs”) and performance share units (“PSUs”), respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024 (“FY2024 Plan”). On June 18, 2024 the Board of Directors granted 569,536 and 953,783 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025 (“FY2025 Plan”). On March 11, 2025, the Board of Directors granted 565,016 and 1,402,775 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the year ended December 31, 2025 (“CY2025 Plan”). For the purposes of determining diluted net loss per share, the RSUs and PSUs considered in determining diluted net loss per share for the three and nine month periods ended September 30, 2025 is 538,040 common shares and 572,921 common shares, respectively (for the three and nine month periods ended September 30, 2024 – 628,191 common shares and 563,797 common shares, respectively). The RSUs and PSUs were determined to be anti-dilutive.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	NET LOSS PER COMMON SHARE (continued)

For the three and nine month periods ended September 30, 2025, the total weighted average common shares issued and outstanding is 104,933,802 and 104,921,897 respectively (September 30, 2024 –104,227,420 and 104,150,736 respectively).

The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the three and nine month periods ended September 30, 2025, 655,453 and 664,602 weighted average earnout rights, respectively, have been included in the calculation of basic and diluted net loss per common share (September 30, 2024 – 1,082,651 and 1,151,221, respectively). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the three and nine month periods ended September 30, 2025, 2,492,813 and 2,475,458 weighted average Replacement LTIP awards have been included in the calculation of basic and diluted net loss per common share (September 30, 2024 – 2,802,051 and 2,782,863, respectively). See Notes 27 and 28.

The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the three and nine month periods ended September 30, 2025, 635,668 and 546,955 weighted average DSUs have been included in the calculation of basic and diluted net loss per common share (September 30, 2024 – 397,660 and 355,057, respectively). See Note 30.

23.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Accounts receivable	$2.7	$20.8	$(36.6)	$35.2
Taxes receivable	17.1	(21.0)	(19.9)	(16.7)
Taxes payable	6.7	8.8	22.0	30.4
Inventories	(33.4)	(4.6)	77.6	113.3
Prepaid expenses and other current assets	6.7	(0.8)	17.8	0.3
Accounts payable and accrued liabilities	(58.0)	28.7	(23.8)	(62.3)

	$(58.2)	$31.9	$37.1	$100.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 12 approximates the respective carrying value due to variable interest rates.

The fair value of the financing arrangement included in other long-term liabilities approximates the carrying value due to prevailing interest rates and the risk characteristics of the instrument.

The fair value of the various government funding are estimated based on a discounted cash flow model applying current rates offered to the Company for financial instruments subject to similar risk and maturities. The carrying value of government funding generally approximate its fair value.

The fair value of the Notes at September 30, 2025 is $415.0 million (December 31, 2024—$515.2 million).

The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

The fair value of the derivative asset included in other non-current assets is classified as Level 2 and is calculated using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2025 is the carrying amount of accounts receivable of $255.8 million (December 31, 2024—$227.6 million). At September 30, 2025, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. At December 31, 2024, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. As at September 30, 2025, $8.2 million, or 3.3% (December 31, 2024—$9.8 million, or 4.3%), of accounts receivable were more than 90 days old.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS (continued)

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2025 was $8.8 million (December 31, 2024—$8.8 million), as disclosed in Note 9.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management as described in Note 5 to the December 31, 2024 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. During the three and nine month periods ended September 30, 2025 and 2024, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at September 30, 2025 and at December 31, 2024, were as follows:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	FINANCIAL INSTRUMENTS (continued)

As at,	September 30, 2025	December 31, 2024
Cash	$1.9	$1.9
Restricted cash	0.1	0.1
Accounts receivable	124.3	107.0
Bank indebtedness	(100.7)	—
Accounts payable and accrued liabilities	(115.0)	(139.4)
Governmental loans	(159.5)	(158.6)
Other long-term liabilities	(34.4)	(23.7)

Net Canadian dollar denominated financial instruments	$(283.3)	$(212.7)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and nine month periods ended September 30, 2025 would have decreased (or increased) income (loss) from operations by $0.1 million and $0.2 million, respectively and would have decreased (or increased) income (loss) from operations for the nine month period ended December 31, 2024 by $0.8 million.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and nine month periods ended September 30, 2025 and 2024, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by $0.1 million.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 20. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the revenue on the sale of steel. At September 30, 2025 and 2024, the Company had no commodity-based swap contracts.

25.	OTHER INCOME

During the nine month period ended September 30, 2025, the Company recognized other income of $50.0 million from insurance proceeds in the condensed interim consolidated statements of net loss (September 30, 2024 – $32.1 million).

26.	WARRANT LIABILITY

As at September 30, 2025, 24,178,999 Warrants remain outstanding with an estimated fair value of US $0.15 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $5.2 million (US $3.7 million) (December 31, 2024—$52.2 million; US $36.3 million). For the three and nine month periods ended September 30, 2025, a gain of $11.9 million and $46.4 million, respectively, on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net loss. For the three and nine month periods ended September 30, 2024, a loss of $27.3 million and a gain of $3.6 million, respectively, on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net loss. The Warrants will expire on October 19, 2026.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

27.	EARNOUT LIABILITY

As at September 30, 2025, 655,453 earnout rights remain outstanding with an estimated fair value of US $3.56 per unit based on the market price of the Company’s common shares, for which an earnout liability of $3.2 million (US $2.3 million) (December 31, 2024—$10.1 million; US $7.0 million) was recognized in the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2025, 75,000 earnout rights were settled for common shares. During the nine month period ended December 31, 2024, 320,000 earnout rights were settled for common shares and 172,786 earnout rights were cancelled. Gain on change in the fair value of the earnout liability for the three month period ended September 30, 2025 of $3.0 million and $6.1 million for the nine month period ended September 30, 2025, is presented in the condensed interim consolidated statements of net loss. Loss on change in the fair value of the earnout liability for the three month period ended September 30, 2024 of $5.4 million and gain of $0.5 million, respectively, is presented in the condensed interim consolidated statements of net loss.

Continuity of earnout rights are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	719,547	1,196,157
Dividend equivalents and other adjustments	10,906	16,176
Vested and settled	(75,000)	(320,000)
Cancellations	—	(172,786)

Ending balance	655,453	719,547

28.	SHARE-BASED PAYMENT COMPENSATION LIABILITY

Replacement Long Term Incentive Plan (“LTIP”) Awards

As at September 30, 2025, 2,492,814 Replacement LTIP Awards remain outstanding with an estimated fair value of US $3.56 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $12.3 million (US $8.9 million) (December 31, 2024—$34.5 million; US $24.0 million) in share-based payment compensation liability in the condensed interim consolidated statements of financial position. During the three and nine month periods ended September 30, 2025, no units were settled. During the nine month period ended December 31, 2024, 297,953 units were settled for common shares and 47,620 units were cancelled. A portion of the common shares issued to settle these units were sold by the Company for cash of $2.1 million used to settle withholding taxes. Gain on change in the fair value of the share-based payment compensation liability for the three month period ended September 30, 2025 of $11.4 million and $21.7 million for the nine month period ended September 30, 2025, is presented in the condensed interim consolidated statements of net loss. Loss on change in the fair value of the share-based payment compensation liability for the three and nine month periods ended September 30, 2024 of $12.5 million and $1.9 million, respectively, is presented in the condensed interim consolidated statements of net loss.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

28.	SHARE-BASED PAYMENT COMPENSATION LIABILITY (continued)

Continuity of Replacement LTIP units are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	2,451,970	2,776,868
Dividend equivalents and other adjustments	40,844	20,675
Vested and settled	—	(297,953)
Cancellations	—	(47,620)

Ending balance	2,492,814	2,451,970

29.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$2.3	$2.3	$6.9	$5.8
Director fees	0.1	0.4	0.9	1.2
Share-based compensation (Note 30)	5.3	4.5	6.4	5.9

	$7.7	$7.2	$14.2	$12.9

30.	SHARE-BASED COMPENSATION

Long-term incentive plan

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of RSUs, DSUs, PSUs and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

For the three and nine month periods ended September 30, 2025, the Company recorded a share-based payment compensation expense of $0.7 million and $1.4 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position. For the three and nine month periods ended September 30, 2024, the Company recorded a share-based payment compensation expense of $0.5 million and $1.7 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

Continuity of deferred share units are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	480,481	344,768
Granted	147,644	130,772
Dividend equivalents and other adjustments	7,543	4,941

Ending balance	635,668	480,481

RSUs and PSUs

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

FY2023 Plan

On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The total grant date fair value determined was recognized on a straight-line basis over the vesting period and was subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions. The FY2023 plan fully vested on December 16, 2024, and as a result, 137,776 units were settled in common shares and 149,013 units were cancelled.

FY2024 Plan

On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024, with a grant date fair value of US $7.62 per award based on the market price of the Company’s common shares. The RSUs and PSUs vest on March 31, 2026 upon the achievement of service and performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

FY2025 Plan

On June 18, 2024, the Board of Directors approved a grant of 569,536 and 953,783 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025. The RSUs and PSUs will vest on March 31, 2027 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at March 31, 2027, less (b) 20-day volume weighted average price of the common shares as at April 1, 2024, plus (c) cumulative reinvested dividends from April 1, 2024 to March 31, 2027, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at April 1, 2024.

The grant date fair value of RSUs of US $10.21 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $18.47 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, September 4, 2024, and used the following to estimate the fair value of the PSUs:

Common share price	$13.81
20-day VWAP as at April 1, 2024	$10.72
Term (in years)	3.0
Common share expected volatility	41.03%
Expected risk-free interest rate	3.09%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

CY2025 Plan

On March 11, 2025, the Board of Directors approved a grant of 565,016 and 1,042,775 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended December 31, 2025. The RSUs and PSUs will vest on March 10, 2028 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at December 31, 2027, less (b) 20-day volume weighted average price of the common shares as at January 1, 2025, plus (c) cumulative reinvested dividends from January 1, 2025 to December 31, 2027, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at January 1, 2025.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

30.	SHARE-BASED COMPENSATION (continued)

The grant date fair value of RSUs of US $4.58 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $2.00 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, August 21, 2025, and used the following to estimate the fair value of the PSUs:

Common share price	$6.36
20-day VWAP as at January 1, 2025	$14.04
Term (in years)	3.0
Common share expected volatility	43.94%
Expected risk-free interest rate	2.62%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

For the three and nine month periods ended September 30, 2025, the Company recorded share-based payment compensation expense of $4.5 million and $10.9 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position. For the three and nine month periods ended September 30, 2024, the Company recorded share-based payment compensation expense of $7.1 million and $8.0 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

Continuity of RSUs are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	1,045,306	607,252
Granted	565,016	569,536
Dividend equivalents and other adjustments, net of cancellations	14,944	(67,202)
Vested and settled	—	(64,280)

Ending balance	1,625,266	1,045,306

Continuity of PSUs are as follows:

	Nine months ended September 30, 2025	Nine months ended December 31, 2024
Opening balance	1,049,039	231,898
Granted	1,042,775	953,783
Dividend equivalents and other adjustments, net of cancellations	20,711	(63,146)
Vested and settled	—	(73,496)

Ending balance	2,112,525	1,049,039

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

31.	DIVIDENDS

During the three month period ended September 30, 2025, the Company did not pay ordinary dividends to shareholders. During the nine month period ended September 30, 2025, the Company paid ordinary dividends to common shareholders at US $0.05 per common share in the aggregate amount of $14.8 million (US$10.5 million), recorded as a distribution through (deficit) retained earnings. During the three and nine month periods ended September 30, 2024, the Company paid ordinary dividends to common shareholders at US $0.05 per common share in the aggregate amount of $14.2 million (US $10.4 million) and $21.3 million (US $15.6 million), respectively, recorded as a distribution through (deficit) retained earnings.

32.	SUBSEQUENT EVENT

On September 29, 2025, the Company filed a Statement of Claim in Ontario, seeking a judicial declaration that its long-term iron ore pellet supply contract with United States Steel Corporation is no longer binding or enforceable on the basis of frustration of purpose of the contract due to the tariffs eliminating access to its principal market and rendering continued blast furnace operations impracticable. On October 7, 2025, U.S. Steel filed suit in federal court in Pittsburgh, Pennsylvania, USA, concerning the cancellation of the Company’s iron ore supply contract. An estimate of the financial effect cannot be made at this time.